Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Curlew Lake Resources Inc. (the “Company”)
Suite 303, 595 Howe Street
Vancouver, B.C. V6C 2T5

Item 2	Date of Material Change: October 13, 2017

Item 3	News Release

October 16, 2017 disseminated through NewsFile and SEDAR filed.

Item 4	Summary of Material Change

On October 16, 2017, the Company announced, effective October 13, 2017:

	-	the resignation of Jurgen Wolf as President, CEO and a director;
	-	the appointment of Robert Cheney as President and CEO; and
	-	the appointment of Trevor Wilson as a director.

For clarification, the Company’s Officers and Directors are now comprised as follows:

Robert Cheney, President, Chief Executive Officer and Director
Christopher Cherry, Chief Financial Officer and Director
Len Werden, Director
Trevor Wilson, Director

The Company also announced the grant of options to eligible optionees entitling them to purchase a total of 515,000 common shares at $0.65 per share exercisable in whole or in part on or before October 15, 2020, subject to acceptance by the NEX Board of the TSX Venture Exchange.

See Item 5 below for further particulars.

Item 5	Full Description of Material Change

See attached News Release dated October 16, 2017 for full particulars.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer:

Robert Cheney, President/CEO
Phone: (604) 336-8613

Item 9	Date of Report:

October 16, 2017

SIGNED: “Robert Cheney”
Per:
Robert Cheney, President/CEO